Exhibit 8.1
List of Subsidiaries of Gravity Co., Ltd.
Gravity Interactive, Inc., formed under the laws of the State of California and formerly known as Gravity Interactive, LLC
Gravity NeoCyon, Inc., formed under the laws of the Republic of Korea
Gravity Communications Co., Ltd., formed under the laws of Taiwan
Gravity Game Tech Co., Ltd., formed under laws of Thailand
PT Gravity Game Link Co., Ltd., formed under the laws of Indonesia
Gravity Game Arise Co., Ltd., incorporated under the laws of Japan
Gravity Game Hub PTE., Ltd., formed under the laws of Singapore
Gravity Game Vision Limited, formed under the laws of Hong Kong
Gravity Game Unite Sdn. Bhd., formed under the laws of Malaysia